UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-l(b) (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Original Filing) (1)

The First Marblehead Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

320771 10 8

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 320771 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Alexander 2003 Investment Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 17,300,000 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 17,300,000 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,300,000 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 28.0% (1)

12.	Type of Reporting Person (See Instructions) 00

(1)           Based on 61,786,750 shares of common stock of The First Marblehead Corporation (“Common Stock”) reported to be outstanding as of February 4, 2004 in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission for the quarter ended December 31, 2003.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael Goldberg, as trustee of The Alexander 2003 Investment Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 17,300,000 shares (1)

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 17,300,000 shares (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,300,000 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 28.0% (2)

12.	Type of Reporting Person (See Instructions) IN

(1)           Leslie L. Alexander may be deemed to be the beneficial owner of the shares of Common Stock held by The Alexander 2003 Investment Trust.  Mr. Alexander disclaims beneficial ownership of such shares.

(2)           Based on 61,786,750 shares of Common Stock reported to be outstanding as of February 4, 2004 in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission for the quarter ended December 31, 2003.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Leslie L. Alexander

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 8,000 shares (1)

	6.	Shared Voting Power 17,300,000 shares (2)

	7.	Sole Dispositive Power 8,000 shares (1)

	8.	Shared Dispositive Power 17,300,000 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,308,000 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 28.0% (2)(3)

12.	Type of Reporting Person (See Instructions) IN

(1)           Consists of shares of Common Stock that Mr. Alexander has the right to acquire within 60 days of December 31, 2003.

(2)           Mr. Alexander may be deemed to be the beneficial owner of the shares of Common Stock held by The Alexander 2003 Investment Trust.  Mr. Alexander disclaims beneficial ownership of such shares.

(3)           Based on 61,786,750 shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i)(D) under the Securities Exchange Act of 1934, as amended.

Item 1.
	(a)	Name of Issuer The First Marblehead Corporation
	(b)	Address of Issuer’s Principal Executive Offices Prudential Tower 800 Boylston Street 34th Floor Boston, MA 02199

Item 2.
	(a)	Name of Person Filing The Alexander 2003 Investment Trust (the “Trust”) Michael Goldberg, in his capacity as trustee of the Trust Leslie L. Alexander
	(b)	Address of Principal Business Office or, if none, Residence 1200 N. Federal Highway Suite 307 Boca Raton, FL 33437
	(c)	Citizenship The Trust: Florida Mr. Goldberg: United States of America Mr. Alexander: United States of America
	(d)	Title of Class of Securities Common Stock, $0.01 par value
	(e)	CUSIP Number 320771 10 8

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
The Trust:
	(a)	Amount beneficially owned: 17,300,000
	(b)	Percent of class: 28.0%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote 17,300,000
		(iii)	Sole power to dispose or to direct the disposition of 0
		(iv)	Shared power to dispose or to direct the disposition of 17,300,000

Mr. Goldberg, as trustee of the Trust:
	(a)	Amount beneficially owned: 17,300,000
	(b)	Percent of class: 28.0%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote 17,300,000*
		(iii)	Sole power to dispose or to direct the disposition of 0
		(iv)	Shared power to dispose or to direct the disposition of 17,300,000*

Mr. Alexander

	(a)	Amount beneficially owned: 17,308,000*
	(b)	Percent of class: 28.0%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 8,000
		(ii)	Shared power to vote or to direct the vote 17,300,000*
		(iii)	Sole power to dispose or to direct the disposition of 8,000
		(iv)	Shared power to dispose or to direct the disposition of 17,300,000*

*Mr. Alexander may be deemed to be the beneficial owner of the shares of Common Stock held by the Trust. Mr. Alexander disclaims beneficial ownership of such shares

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
The Trust has the right to receive dividends from, or the proceeds from the sale of, the shares held by the Trust, ownership of which is hereby reported.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2004

THE ALEXANDER 2003
INVESTMENT TRUST

By:	/s/ Michael Goldberg
Michael Goldberg, as Trustee

/s/ Michael Goldberg
Michael Goldberg, as Trustee of The Alexander 2003 Investment Trust

/s/ Leslie L. Alexander
Leslie L. Alexander

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the undersigned hereby agree to file jointly on behalf of each of them the statement on Schedule 13G to which this Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Exchange Act.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate.

It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13G, and any amendments thereto, filed on behalf of each of the parties hereto.

Dated: February 13, 2004	THE ALEXANDER 2003
INVESTMENT TRUST

	By:	/s/ Michael Goldberg
Michael Goldberg
Trustee

/s/ Michael Goldberg
Michael Goldberg, as Trustee of The Alexander 2003 Investment Trust

/s/ Leslie L. Alexander
Leslie Alexander